EFH Group, Inc.

77 Water Street, 7th Floor

New York, NY 10005

Securities and Exchange Commission

Washington, D.C.  20549

Re:

EFH Group, Inc.

Preliminary Information Statement on Schedule 14C

Filed March 12, 2015

File No. 000-55175

Dear Sir or Madam:

In response to your comment letter dated March 18, 2015, please note the following:

Amendment to the Company’s Articles of Incorporation to authorize 10,000,000 preferred shares, page 6

1.  We note that your board of directors and majority stockholders have approved an amendment to the company’s articles of incorporation to authorize 10,000,000 preferred shares, resulting in additional authorized but unissued shares.  Please expand your disclosure to describe any specific plans, arrangement or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendment to the company’s articles of incorporation.

The following disclosure has been added under “amendment to EFH Group, Inc.’s Articles of Incorporation:

We do not have any specific plans, arrangements or understandings, whether written or oral, to issue any of the shares that will be newly available as a result of the amendment to the Company’s Articles of Incorporation.

We hereby acknowledge that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing.

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United

    States.

Thank you for your time and consideration in this matter.

EFH Group, Inc.

/s/Christopher Daniels

Christopher Daniels, CEO

March 26, 2015